Exhibit 21.1

EXHIBIT (21) - List of Company Subsidiaries

The Sinorama Corporation and Subsidiaries

Name	Place of Incorporation
Sinorama Corporation.	Florida
Sinorama Tours Co.,Ltd	Samoa
Simon Qian Voyages Inc	Canada
Vacances Sinorama Inc.	Canada
Sinorama Voyages	France